FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       October 2002
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
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                 (Translation of registrant's name into English)


        145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7
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         [Indicate  by check  mark  whether  the  registrant  files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

Stock Symbols:        AEM (NYSE)              For further information:
                      AGE (TSE)               Sean Boyd, President and CEO
                                              (416) 847-3706
                                              David Garofalo, VP Finance and CFO
                                              (416) 847-3708

FOR IMMEDIATE RELEASE


    AGNICO-EAGLE PRICES US$167 MILLION OFFERING OF COMMON SHARES AND WARRANTS

         TORONTO, October 31, 2002 - Agnico-Eagle Mines Limited ("Agnico-Eagle") today announced that it has entered into an underwriting agreement in connection with its previously announced public offering of units in Canada and the United States pursuant to a preliminary short form prospectus and registration statement filed yesterday. The underwriters have agreed to purchase 12 million units at a price of US$13.90 per unit. Each unit will consist of one common share and one half of a common share purchase warrant of Agnico-Eagle. Each whole warrant will entitle the holder to purchase one common share at a price of US$19 per share at any time during the five year term of the warrant. The joint-lead managers and joint-bookrunners of the underwriting syndicate are TD Securities Inc. and Merrill Lynch & Co. Co-managers are Scotia Capital Inc., Yorkton Securities Inc., CIBC World Markets Inc., Salomon Smith Barney Canada Inc., Dundee Securities Corporation and Sprott Securities Inc. The gross proceeds to the company, before underwriting commissions and expenses, are expected to be US$167 million. The underwriters have an option to purchase up to
1.8 million additional units to cover over-allotments for a period of 30 days after the date of the final prospectus. The net proceeds of the offering will be used to fund future potential acquisitions, capital expenditures and other general corporate purposes.

         Agnico-Eagle is an established Canadian gold producer with operations located principally in northwestern Quebec and exploration and development activities in Canada and the southwestern United States. Agnico-Eagle's operating history includes three decades of continuous gold production, primarily from underground mining operations. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at LaRonde.

         A final prospectus relating to the units has not yet been filed in Canada and the registration statement relating to the units filed with the United States Securities and Exchange Commission has not yet become effective. The units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.





                                    - more -

         Copies of the preliminary short form prospectus may be obtained from Merrill Lynch & Co., 250 Vesey Street, New York, NY, 10281, Attention:
Syndication or TD Securities Inc., 66 Wellington Street West, 7th Floor, Toronto, Ontario, M5K 1A2, Attention: Equity Capital Markets.

         This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (on Form 20-F).

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AGNICO-EAGLE MINES LIMITED



Date:  October 31, 2002               By:  /s/ Sean Boyd
                                           -------------------------------------
                                           Sean Boyd
                                           President and Chief Executive Officer